Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-198735

The Goldman Sachs Group, Inc. $2,000,000 Floating Rate Notes due 2024 (Linked to the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers)

We will pay interest, if any, on the 19th of each month, commencing on December 19, 2014 to, and including, the stated maturity date (November 19, 2024), at a floating rate equal to the then-applicable annual inflation rate plus the spread of 1.05%, subject to the minimum interest rate of 0.00% per annum.  The annual inflation rate will be determined by the change in the level of the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (which we refer to as the index) over the one-year period that ends three months prior to the related interest payment date (which we refer to as the annual inflation rate).  The notes will mature on the stated maturity date. On the stated maturity date, you will receive $1,000, plus any accrued and unpaid interest, for each $1,000 of the face amount of your notes.

We will calculate your monthly interest rate as follows for each monthly interest period: on each interest determination date, we will first determine the annual inflation rate by calculating the percentage increase or decrease in the level of the index from the level of the index as of the month that is fifteen months prior to the relevant interest payment date to the level of the index as of the month that is three months prior to the relevant interest payment date. With respect to any given monthly interest period, the interest rate applicable to your notes will equal the annual inflation rate with respect to that interest period, plus the spread. The interest rate will not be less than the minimum interest rate. Interest payments on your notes, if any, will reflect only the year-over-year percentage change in the index as measured monthly with respect to such interest period. If the annual inflation rate decreases (i.e., is negative for any interest period) by more than the spread of 1.05% for any monthly interest period, you will receive no interest payments on your notes for such interest period.

The per annum interest rate on your notes for each interest period will be a rate equal to the annual inflation rate on the interest determination date plus the spread, subject to the minimum interest rate.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-6.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) was equal to approximately $962 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	November 19, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	2.175% of the face amount	Net proceeds to the issuer:	97.825% of the face amount

In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 3278 dated November 12, 2014.

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially.  We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

• Prospectus supplement dated September 15, 2014

• Prospectus dated September 15, 2014

The information in this prospectus supplement supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to “Goldman Sachs” mean The Goldman Sachs Group, Inc., together with its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Index:  the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with the 1982-1984 average as the base reference period), reported monthly by the Bureau of Labor Statistics (the “BLS”) of the U.S. Department of Labor (Bloomberg symbol, “CPURNSA”) or any successor service or page; see “The Index” on page S-16

Specified currency:  U.S. dollars (“$”)

Face amount:  each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $2,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Denominations:  $1,000 or integral multiples of $1,000 in excess thereof

Stated maturity date:  November 19, 2024

Trade date: November 12, 2014

Original issue date (settlement date):  November 19, 2014

Form of Notes:  global form only

Supplemental discussion of U.S. federal income tax consequences: We intend to treat your notes as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes.  In addition, any gain or loss you recognize upon the sale, exchange or maturity of your notes should be capital gain or loss except to the extent of any amount attributable to any accrued but unpaid interest payments on your notes.  Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion.

Interest rate:  for each interest period, the per annum interest rate on the notes will be:

•                  if the annual inflation rate calculated on an interest determination date plus the spread is equal to or less than the minimum interest rate, the minimum interest rate; or

•                  if the annual inflation rate calculated on an interest determination date plus the spread is greater than the minimum interest rate, the annual inflation rate plus the spread.

Minimum interest rate:  0.00% per annum

Base rate:  the annual inflation rate (as described under “Specific Terms of Your Notes – Annual Inflation Rate” on page S-12)

Spread:  1.05% per annum

Interest payment dates:  monthly; the 19th of each month, commencing on December 19, 2014 and ending on the stated maturity date

Interest periods:  monthly; the periods from and including an interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period) are each an interest period

Business day convention:  following unadjusted; applicable to interest payment dates and interest reset dates

Interest determination dates:  the fifth business day preceding the interest reset date

Interest reset dates:  monthly; the 19th of each month, commencing on December 19, 2014

Day count convention:  30/360 (ISDA)

Regular record dates:  the scheduled business day immediately preceding each interest payment date

No listing:  the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to redemption right or price dependent redemption right

Business Day:  New York business day.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QLY0

ISIN no.:  US38147QLY07

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the method we will use to calculate the amount of interest accrued during each interest period.

The table below is based on annual inflation rates that are entirely hypothetical; no one can predict what the level of the index will be on any day, and no one can predict the interest that will accrue on your notes in any interest period during the interest periods.

For these reasons, the actual annual inflation rates, as well as the interest payable on each interest payment date, may bear little relation to the hypothetical table shown below or to the levels of the index and hypothetical interest rates shown elsewhere in this prospectus supplement. For information about the annual inflation rates during recent periods, see “The Index — Historical Levels of the Index” on page S-17. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical final annual inflation rates determined on a given interest determination date. The right column of the table below represents the hypothetical interest, as a percentage of the face amount of each note, that would be payable on a given interest payment date, based on the corresponding hypothetical annual inflation rate. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumption

Face amount	$1,000

Minimum interest rate	0.00% per annum

Spread	1.05% per annum

The day count convention calculation results in an accrued interest factor of approximately 0.08333.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical interest amount payable on an
Hypothetical Annual Inflation Rate	interest payment date (including the spread)
On or after December 19, 2014 to and including the stated maturity date (per annum)
-3.00%	0.00%*
-2.00%	0.00%*
-1.00%	0.05%
0.00%	1.05%
0.80%	1.85%
0.90%	1.95%
1.00%	2.05%
2.50%	3.55%
3.00%	4.05%
4.00%	5.05%
5.00%	6.05%
6.00%	7.05%
7.00%	8.05%

* Interest is floored at the minimum interest rate of 0.00% per annum.

For example, using the hypothetical index levels assumed below, the hypothetical interest rate payable on the notes for the interest payment date falling on December 19, 2014, using the rates assumed below, would be 2.708% per annum. This hypothetical per annum interest rate is calculated by inserting the following index levels into the interest rate formula described under “Specific Terms of the Notes — Annual Inflation Rate”:

CPI(t-3) = 238.031, which is assumed to be the index level for September 2014, the third calendar month prior to the interest payment date on December 19, 2014; and

CPI(t-15) = 234.149, which is the index level for September 2013, the fifteenth calendar month prior to the interest payment date on December 19, 2014,

so to determine the annual inflation rate with respect to the interest payment date on December 19, 2014,

(238.031– 234.149) / 234.149 = 1.658%. Since the year-over-year annual inflation rate for September 2014 is 1.658%, the interest rate for the interest payment due on December 19, 2014 would be

1.658% + 1.050% = 2.708% per annum.

The interest payment on December 19, 2014 would be $1,000 times 2.708% times the accrued interest factor using the 30/360 (ISDA) day count convention (or $1,000 times 0.22567%).

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option bought, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual annual levels of the index on any day or the market value of your notes, nor can we predict the relationship between the actual annual inflation rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive on each interest payment date and the rate of return on the offered notes will depend on the actual annual inflation rates determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014 and in the accompanying prospectus supplement dated September 15, 2014. Your notes are a riskier investment than ordinary debt securities. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this prospectus supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  If Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this prospectus supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the annual inflation rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

In Periods of Deflation, the Interest Payable on Your Notes During Any

Interest Period May Be Zero

The interest payments on the notes are linked to year-over-year changes in the level of the index determined during each interest period (the annual inflation rate). If the annual inflation rate for any interest period decreases by more than the spread of 1.05% per annum, which may occur when there is deflation, investors in the notes will receive no interest payment with respect to such interest period. In no event, however, will the monthly interest rate be less than 0.00% per annum.

The Interest Rate on the Notes During Any Interest Period May Be Below the Rate Otherwise Payable on Similar Floating Rate Securities Issued by Us

If there are only minimal increases, no changes or decreases between the two levels of the index used to calculate the annual inflation rate during an interest period, the interest rate on the notes may be below what we would currently expect to pay as of the date of this prospectus supplement if we issued a floating rate debt instrument with terms similar to those of the notes. As a result, even if you receive interest payments during some interest periods, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Interest Payment During Any Interest Period is Linked to the Level of the Index on Specified Dates

The interest payment for any interest period is calculated based on the annual inflation rate, which is calculated based on the level of the index for two specified months (i.e., the months that are three months and fifteen months, respectively, before each interest payment date), and therefore not any simple performance of the index during the interest period. As a result, the annual inflation rate may not accurately reflect the performance of the index during any or all of the interest periods. For example, if the two levels of the index used to calculate the annual inflation rate for any interest period moved so that the difference between those two levels was zero or negative because of seasonality or any other factor, the annual inflation rate calculated for purposes of the interest payment for such period, if any, may be significantly less than it would have been had the amount been calculated using different months. In addition, even if there is a dramatic increase in the level of the index immediately prior to the maturity of your notes, it will not be reflected in any annual inflation rate calculation (including the annual inflation rate calculated for the final interest period) because the latest index level used for any annual inflation rate calculation will be that used for the final interest period, which will be the level of the index three months prior to the final interest payment date, which is also the stated maturity date.

The Historical Levels of the Index and Annual Inflation Rates Are Not an Indication of the Future Levels of the Index and Annual Inflation Rates

In the past, the level of the index and the annual inflation rate have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the index and the annual inflation rate are not necessarily indicative of future levels. Any historical upward or downward trend in the level of the index or the annual inflation rate is not an indication that the annual inflation rate is more or less likely to increase or decrease with respect to an interest period, and you should not take the historical levels of the index and annual inflation rates as an indications of their future performance.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the index level and the expected annual inflation rate;

•                  consumer confidence in the United States economy;

•                  real or perceived scarcity of consumer goods, global trade imbalances, scarcity of energy resources, availability of raw materials, and other supply chain factors;

•                  the volatility — i.e., the frequency and magnitude of changes — in the level of the index and annual inflation rate;

•                  economic, financial, regulatory, political, military and other events that affect the level of the index and the annual inflation rate generally;

•                  other interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the index and annual inflation rate based on their historical fluctuations. The actual levels of the index and annual inflation rate, as well as the interest payable on each interest payment date may bear little or no relation to the hypothetical levels of the index or annual inflation rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Level of the Index or Annual Inflation Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the level of the index or the annual inflation rate. Changes in the level of the index or the annual inflation rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “—The Interest Payment During Any Interest Period is Linked to the Level of the Index on Specified Dates” and “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to the index. Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the final interest determination date for your notes. Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffilated distributors of the notes which we expect will undertake similar market activity. Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the index.

In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the levels of the index — and therefore the market value of your notes and the amount we will pay on your notes at maturity. In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines. In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

The Policies of the BLS and Changes that Affect the Index Could Affect the Interest Payment on Your Notes During Any Interest Period and Their Market Value

The policies of the BLS concerning the calculation of the level of the index could affect the level of the index and, therefore, the annual inflation rate and the interest payment on your notes on any interest payment date and the market value of your notes before that date. The payment amount on your notes and their market value could also be affected if the BLS changes these policies, for example, by changing the manner in which it calculates the level of the index, or if the BLS discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the index level necessary to calculate the annual inflation rate is not available for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level and annual inflation rate — and thus the interest payment on your notes on any interest payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level, annual inflation rate and the interest payment on your notes during any interest period more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” below.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the index level and annual inflation rate on any interest determination date, which we will use to determine the amount we will pay on any applicable interest payment date. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

There Is No Affiliation between the BLS and Us, and We Are Not Responsible for Any Disclosure by the BLS

The index is currently calculated and published by the Bureau of Labor Statistics of the U.S. Department of Labor, a division of the U.S. federal government. We have derived all information about the BLS in this prospectus supplement from the publicly available information referred to in the “The Index.”  We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the index or the BLS in connection with the offering of your note. You, as an investor in your notes, should make your own investigation into the index and the BLS.  See “The Index” below for additional information about the index.

The BLS is not involved in the offering of your notes in any way and has no obligation of any sort with respect to your notes. Thus, the BLS has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the level of the index and, therefore, the annual inflation rate.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Treatment of Your Notes is Uncertain. However, it Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes

The tax treatment of your notes is uncertain. However, it would be reasonable to treat your notes as variable rate debt instruments for U.S. federal income tax purposes and the issuer intends to so treat the notes. Under those rules, you generally will be required to account for interest on the notes in the manner described under “Supplemental Discussion of Federal Income Tax Consequences” below. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

U.S. dollars (“$”)

Form of note:

global form only: yes, at DTC

non-global form available: no

Denominations:  each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•                  full defeasance: no

•                  covenant defeasance: no

Other terms:

•                  a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement.  If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

The Index

In this prospectus supplement, when we refer to the “index”, we mean the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with the 1982-1984 average as the base reference period), reported monthly by the BLS (Bureau of Labor Statistics of the U.S. Department of Labor) and published on Bloomberg page “CPURNSA” or any successor or replacement service or page, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated Maturity Date

The stated maturity date is November 19, 2024, unless that day is not a business day, in which case the stated maturity date will instead occur on the next succeeding business day.

Interest Payments

For each interest period:

•            if the annual inflation rate calculated on the applicable interest determination date plus the spread is equal to or less than the minimum interest rate, you will receive the minimum interest rate on the immediately following interest payment date (i.e.,  you will not receive an interest payment for such period); or

•            if the annual inflation rate calculated on the applicable interest determination date plus the spread is greater than the minimum interest rate, you will receive a per annum interest rate equal to the annual inflation rate plus the spread of 1.05% on the immediately following interest payment date.

The minimum interest rate is 0.00% per annum.

Interest Payment Dates

Interest, if any, will be paid monthly on your notes on each interest payment date (the 19th day of each month) commencing on December 19, 2014, up to and including the stated maturity date. If the stated maturity date does not occur on the scheduled day, the interest payment date scheduled to occur on that scheduled day will instead occur on the stated maturity date. However, interest on your notes for the final interest period, if any, will accrue only up to but excluding the originally scheduled stated maturity date.

Each interest period will be the period from and including a monthly interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period). The interest payment date with respect to any given interest period, therefore, will be the interest payment date, as applicable, that immediately follows the last day of such interest period.

Regular Record Dates

For each interest payment date, the regular record date will be the scheduled business day immediately preceding such interest payment date.

Interest Determination Dates

For each interest period, the interest determination date will be fifth business day preceding the interest reset date.

Annual Inflation Rate

The annual inflation rate for each interest period equals

(CPI(t-3) – CPI(t-15)) / CPI(t-15), expressed as a percentage,

where CPI(t-3) is the level of the index published for the month that is three months prior to the related interest payment date and CPI(t-15) is the level of the index published for the month that is 15 months prior to the related interest payment date.

The index level for any given month equals the level of the index, or successor index, published by the BLS for that month, subject to adjustments as described under “— Discontinuance or Modification of the Index” below.

Discontinuance or Modification of the Index

If the index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the index level and annual inflation rate with respect to the applicable interest period and any subsequent interest period by reference to (i) the substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997), or (ii) if no such index is chosen, the substitute index determined by the calculation agent in accordance with general market practice at the time.

If the calculation agent in its sole discretion determines that the index is discontinued or substantially altered and there is no substitute index, or that the index level or annual inflation rate with respect to any interest period is not available because of any other reason, the calculation agent will determine the index level and annual inflation rate for such interest period by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index. For the avoidance of doubt, however, if the base reference period of the index is changed to a different year or period and the 1982-1984 base reference period is no longer used, the base reference period for the notes will continue to be the 1982-1984 base reference period as long as the index with the 1982-1984 base reference period continues to be published.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, the annual inflation rate, the regular record dates, the interest payable on each interest payment date, business days, postponement of the stated maturity date, the interest payment during any interest period, if any, and the amount payable on your notes at maturity, as applicable. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Business Days” on page 19 in the accompanying prospectus.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of instruments linked to the index. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the index. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•      expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the index, and/or

•      may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•      may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the index.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE INDEX

The index is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation fares, charges for doctors’ and dentists’ services and drugs. The index is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (which we refer to as the “BLS”). The BLS sets the average index level for the base reference period — the 36-month period covering 1982, 1983 and 1984 — equal to 100, and then measures changes in relation to that figure. The index for a particular month is published during the following month.

In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer buying habits or shifts in population distribution or demographics.

Additional information about the index is available on the following website: http://www.bls.gov/cpi/. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Whose buying habits does the index reflect?

The index reflects spending patterns for each of two population groups: all urban consumers and urban wage earners and clerical workers. The all urban consumer group represents about 87 percent of the total U.S. population. It is based on the expenditures of almost all residents of urban or metropolitan areas, including professionals, the self-employed, the poor, the unemployed, and retired people, as well as urban wage earners and clerical workers. Not included in the index are the spending patterns of people living in rural nonmetropolitan areas, farm families, people in the Armed Forces, and those in institutions, such as prisons and mental hospitals.

What goods and services are covered by the index?

The index represents the majority of goods and services purchased for day to day living by the reference population. The market basket of consumer goods and services is developed from expenditure information provided by families and individuals of what they actually purchased. The BLS classifies all expenditure items into more than 200 categories, arranged into eight major groups. Major groups and examples of categories in each are as follows:

•  Food and beverages: breakfast cereal, milk, coffee, chicken, wine, full service meals and snacks;

•  Housing: rent of primary residence, owners’

equivalent rent, fuel oil and bedroom furniture;

•  Apparel: men’s shirts and sweaters, women’s dresses and jewelry;

•  Transportation: new vehicles, airline fares, gasoline and motor vehicle insurance;

•  Medical care: prescription drugs and medical supplies, physicians’ services, eyeglasses and eye care and hospital services;

•  Recreation: televisions, toys, pets and pet products, sports equipment and admissions;

•  Education and communication: college tuition, postage, telephone services, computer software and accessories; and

•  Other goods and services: tobacco and smoking products, haircuts and other personal services and funeral expenses.

Also included within these major groups are various government-charged user fees, such as water and sewerage charges, auto registration fees, and vehicle tolls. In addition, the index includes taxes (such as sales and excise taxes) that are directly associated with the prices of specific goods and services. However, the index excludes taxes (such as income and Social Security taxes) not directly associated with the purchase of consumer goods and services. The index does not include investment items, such as stocks, bonds, real estate, and life insurance. For each of the more than 200 item categories, using scientific statistical procedures, the BLS has chosen samples of several hundred specific items within selected business establishments frequented by consumers to represent the thousands of varieties available in the marketplace.

How is price data collected and reviewed?

Each month, BLS data collectors called economic assistants visit or call thousands of retail stores, service establishments, rental units, and doctors’ offices, all over the United States, to obtain information on the prices of the thousands of items used to track and measure price changes in the index. These economic assistants record the prices of about 80,000 items each month, representing a scientifically selected sample of the prices paid by consumers for goods and services purchased. During each call or visit, the economic assistant collects price data on a specific good or service that was precisely defined during an earlier visit. If the selected item is available, the economic assistant records its price. If the selected item is no longer available, or if there have been changes in the quality or quantity of the good or service since the last time prices were collected, the economic assistant selects a new item or records the quality change in the current item.  Data on prices for goods and services are collected each month in 87 urban areas across the country from approximately 6,100 housing units and approximately 24,000 retail establishments, which include department stores, supermarkets, hospitals, filling stations, and other types of stores and service establishments. Data on rents are collected from about 50,000 landlords and tenants. Prices of fuels and a few other items are obtained every month in all 87 locations. Prices of most other commodities and services are collected every month in the three largest geographic areas and every other month in other areas.

The recorded information is sent to the national office of BLS, where commodity specialists who have detailed knowledge about the particular goods or services priced review the data. These specialists check the data for accuracy and consistency and make any necessary corrections or adjustments, which can range from an adjustment for a change in the size or quantity of a packaged item to more complex adjustments based upon statistical analysis of the value of an item’s features or quality. Thus, commodity specialists strive to prevent changes in the quality of items from affecting the index’s measurement of price change.

How is the index calculated?

In calculating the index, price changes for the various items in each location where data are gathered are averaged based on their weights, which represent the importance of the relevant item in the spending of the appropriate population group. Local data are then aggregated and converted to an index to show price changes for the United States as a whole. The level of the index is considered final when released.

Will the index be updated or revised?

The index is subject to revision by the BLS. For example, the BLS revises the index to account for changes in consumer buying habits or shifts in population distribution or demographics. In addition, the census conducted every 10 years by the U.S. Census Bureau provides information that BLS may use to revise geographic samples to reflect population distribution and other demographic factors. Also, as a matter of policy, the BLS researches statistical methods to apply to the calculation of the index. Thus, even between major revisions, further update or revisions to the index methodology can be made.

Is the index adjusted for seasonal changes?

The index is not adjusted to remove the effect of seasonal influences-those which occur at the same time and in about the same magnitude every year. Among these influences are price movements resulting from changing weather conditions, production cycles, changeovers of models, and holidays. Accordingly, it may be difficult to tell whether changes in the index between any two months reflect changing economic conditions or only normal seasonal patterns.

What are some of the limitations of the index?

The index may not be applicable to all population groups. For example, the index is designed to measure inflation for the U.S. urban population and thus may not accurately reflect the experience of people living in rural areas. Also, the index does not produce official estimates for the rate of inflation experienced by subgroups of the population, such as the elderly or the poor. The index cannot be used as a measure of total change in living costs because changes in these costs are affected by factors (such as social and environmental changes and changes in income taxes) that are beyond the definitional scope of the index and so are excluded.

The index is a measure of prices based on a sample of items, and therefore differs from what the results would be if the actual records of all relevant retail purchases were used to compile the index. These estimating or sampling errors are limitations in the accuracy of the index. The BLS calculates and publishes estimates of the 1-month, 2-month, 6-month and 12-month percent change standard errors annually for the index.

Furthermore, non-sampling errors occur from a variety of sources. Unlike sampling errors, they can cause persistent bias in measurements of the index. Nonsampling errors are caused by problems of price data collection, logistical lags in conducting surveys, difficulties in defining basic concepts and their operational implementation, and difficulties in handling the problems of quality change. Nonsampling errors can be far more hazardous to the accuracy of a price index than sampling errors.

Historical Levels of the Index

Provided in the table below are historical monthly levels of the index as reported by the BLS for the period from January 2006 to October 2014. Also provided in the table below are the hypothetical interest rates (including the spread) for the monthly periods beginning January 2007 to October 2014 that would have resulted from the historical levels of the index presented below.  We obtained the historical information included in the first table below from Bloomberg Financial Markets.

The historical levels of the index should not be taken as an indication of future levels of the index, and no assurance can be given as to the levels of the index that are used to calculate the annual inflation rate for any period. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the annual inflation rate on the amount of interest payable to you on the notes. However, the levels of the index that are used to calculate the annual inflation rates with respect to any interest period may not increase or decrease in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in such levels of the index, which we refer to as the volatility of the index, may be significantly different than the volatility of the index indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates, if any, that may be paid on the interest payment dates.

Year	Month	Historical Monthly Index Level	Percentage Change from Prior-Year Index Level	Hypothetical Interest Rates Based on Historical Index Levels (payable on the interest payment date that is 3 months following the month in Column 2)
2006	Jan	198.3	3.985%
2006	Feb	198.7	3.597%
2006	Mar	199.8	3.363%
2006	Apr	201.5	3.546%
2006	May	202.5	4.167%
2006	Jun	202.9	4.319%
2006	Jul	203.5	4.145%
2006	Aug	203.9	3.819%
2006	Sep	202.9	2.062%
2006	Oct	201.8	1.305%
2006	Nov	201.5	1.974%
2006	Dec	201.8	2.541%
2007	Jan	202.416	2.076%	3.126%
2007	Feb	203.499	2.415%	3.465%
2007	Mar	205.352	2.779%	3.829%
2007	Apr	206.686	2.574%	3.624%
2007	May	207.949	2.691%	3.741%
2007	Jun	208.352	2.687%	3.737%
2007	Jul	208.299	2.358%	3.408%
2007	Aug	207.917	1.970%	3.020%
2007	Sep	208.490	2.755%	3.805%
2007	Oct	208.936	3.536%	4.586%
2007	Nov	210.177	4.306%	5.356%
2007	Dec	210.036	4.081%	5.131%
2008	Jan	211.080	4.280%	5.330%
2008	Feb	211.693	4.027%	5.077%
2008	Mar	213.528	3.981%	5.031%
2008	Apr	214.823	3.937%	4.987%
2008	May	216.632	4.176%	5.226%
2008	Jun	218.815	5.022%	6.072%
2008	Jul	219.964	5.600%	6.650%
2008	Aug	219.086	5.372%	6.422%
2008	Sep	218.783	4.937%	5.987%
2008	Oct	216.573	3.655%	4.705%
2008	Nov	212.425	1.070%	2.120%
2008	Dec	210.228	0.091%	1.141%
2009	Jan	211.143	0.030%	1.080%
2009	Feb	212.193	0.236%	1.286%
2009	Mar	212.709	-0.384%	0.666%
2009	Apr	213.240	-0.737%	0.313%
2009	May	213.856	-1.281%	-0.231%

Year	Month	Historical Monthly Index Level	Percentage Change from Prior-Year Index Level	Hypothetical Interest Rates Based on Historical Index Levels (payable on the interest payment date that is 3 months following the month in Column 2)
2009	Jun	215.693	-1.427%	-0.377%
2009	Jul	215.351	-2.097%	-1.047%
2009	Aug	215.834	-1.484%	-0.434%
2009	Sep	215.969	-1.286%	-0.236%
2009	Oct	216.177	-0.183%	0.867%
2009	Nov	216.330	1.838%	2.888%
2009	Dec	215.949	2.721%	3.771%
2010	Jan	216.687	2.626%	3.676%
2010	Feb	216.741	2.143%	3.193%
2010	Mar	217.631	2.314%	3.364%
2010	Apr	218.009	2.236%	3.286%
2010	May	218.178	2.021%	3.071%
2010	Jun	217.965	1.053%	2.103%
2010	Jul	218.011	1.235%	2.285%
2010	Aug	218.312	1.148%	2.198%
2010	Sep	218.439	1.144%	2.194%
2010	Oct	218.711	1.172%	2.222%
2010	Nov	218.803	1.143%	2.193%
2010	Dec	219.179	1.496%	2.546%
2011	Jan	220.223	1.632%	2.682%
2011	Feb	221.309	2.108%	3.158%
2011	Mar	223.467	2.682%	3.732%
2011	Apr	224.906	3.164%	4.214%
2011	May	225.964	3.569%	4.619%
2011	Jun	225.722	3.559%	4.609%
2011	Jul	225.922	3.629%	4.679%
2011	Aug	226.545	3.771%	4.821%
2011	Sep	226.889	3.868%	4.918%
2011	Oct	226.421	3.525%	4.575%
2011	Nov	226.230	3.394%	4.444%
2011	Dec	225.672	2.962%	4.012%
2012	Jan	226.665	2.925%	3.975%
2012	Feb	227.663	2.871%	3.921%
2012	Mar	229.392	2.651%	3.701%
2012	Apr	230.085	2.303%	3.353%
2012	May	229.815	1.704%	2.754%
2012	Jun	229.478	1.664%	2.714%
2012	Jul	229.104	1.408%	2.458%
2012	Aug	230.379	1.692%	2.742%
2012	Sep	231.407	1.991%	3.041%
2012	Oct	231.317	2.162%	3.212%

Year	Month	Historical Monthly Index Level	Percentage Change from Prior-Year Index Level	Hypothetical Interest Rates Based on Historical Index Levels (payable on the interest payment date that is 3 months following the month in Column 2)
2012	Nov	230.221	1.764%	2.814%
2012	Dec	229.601	1.741%	2.791%
2013	Jan	230.280	1.595%	2.645%
2013	Feb	232.166	1.978%	3.028%
2013	Mar	232.773	1.474%	2.524%
2013	Apr	232.531	1.063%	2.113%
2013	May	232.945	1.362%	2.412%
2013	Jun	233.504	1.754%	2.804%
2013	Jul	233.596	1.961%	3.011%
2013	Aug	233.877	1.518%	2.568%
2013	Sep	234.149	1.185%	2.235%
2013	Oct	233.546	0.964%	2.014%
2013	Nov	233.069	1.237%	2.287%
2013	Dec	233.049	1.502%	2.552%
2014	Jan	233.916	1.579%	2.629%
2014	Feb	234.781	1.126%	2.176%
2014	Mar	236.293	1.512%	2.562%
2014	Apr	237.072	1.953%	3.003%
2014	May	237.900	2.127%	3.177%
2014	Jun	238.343	2.072%	3.122%
2014	Jul	238.250	1.992%	3.042%
2014	Aug	237.852	1.700%	2.750%
2014	Sep	238.031	1.658%	2.708%

Historical Inflation Rates

The level of the index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of the index during the period shown below is not an indication that the index is more or less likely to increase or decrease at any time.

You should not take the historical level of the index or the inflation rate as an indication of future levels of either. We cannot give you any assurance that the future levels of the index will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trends reflected in the historical levels of the index may be less likely to be indicative of the levels of the index.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual levels of the index may bear little relation to the historical levels of the index shown below.

The graph below shows the annual inflation rate for each month (using the same methodology described under “Specific Terms of Your Notes — Annual Inflation Rate” on page S-12) from November 2004 through November 2014. These rates are without the addition of the spread. We obtained the levels in the graph below from Bloomberg Financial Markets, without independent verification.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc.  It applies to you only if you hold your notes as a capital asset for tax purposes.  This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a partnership;

•                  a tax-exempt organization;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder.  You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain.  The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments.  This in turn depends, in part, upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. Based on our numerical analysis, we will take the position that it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. We accordingly will treat your notes as variable rate debt instruments for U.S. federal income tax purposes.

Except as otherwise noted below under “Alternative Treatments”, the discussion below assumes that the notes will be so treated.  Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes.

Our determination that it is not reasonably expected that the return on your notes during the first half of the notes’ term will be significantly greater or less than the return on your notes during the second half of the notes’ term is made solely for U.S. federal income tax purposes, and is not a prediction or guarantee as to whether the return on the notes during the first half of the notes’ term will or will not be significantly greater or less than the return on the notes during the second half of the notes’ term.

You will generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time (other than any amounts attributable to accrued by unpaid interest payments, which will be taxable as such) and your adjusted basis in your notes.  See the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information.  In addition, capital gain of a non-corporate

United States holder is generally taxed at a maximum rate of 20% where the holder has a holding period greater than one year.

If you purchase the notes at a discount to the principal amount of the notes, you may be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. If you purchase the notes at a premium to the principal amount of the notes, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus.

Alternative Treatments. If it is determined that it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term, the notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the notes. You would recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary income and any loss recognized by you at such time would be treated as ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

It is also possible that the Internal Revenue Service could determine that the notes should be subject to special rules for notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur.  If your notes are subject to those rules, you would generally be required to include the stated interest on your notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes.  The rules for notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed under “United States Taxation—United States Holders—Original Issue Discount—Debt Securities Subject to Contingencies Including Optional Redemption” in the accompanying prospectus.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation —Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 1.725% of the face amount.  In addition to offers and sales at the initial price to the public, the underwriters and/or dealers may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on November 19, 2014, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

a)             at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)            at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the Issuer for any such offer; or

c)             at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes shall require the Issuer or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) in relation to any notes that have a maturity of less than one year (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the offered notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by The Goldman Sachs Group, Inc.;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The offered notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws, and regulations of Japan.

This prospectus supplement, along with the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, along with the accompanying prospectus supplement and prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the offered notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA,  or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferred except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the offered notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement dated November 12, 2014

$2,000,000

The Goldman Sachs Group, Inc.

Floating Rate Notes due 2024

(Linked to the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers)

Goldman, Sachs & Co.

Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-6
Specific Terms of Your Notes	S-11
Use of Proceeds	S-14
Hedging	S-14
The Index	S-15
Supplemental Discussion of Federal Income Tax Consequences	S-23
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-29

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120